EXHIBIT 12.1

DowDuPont Inc.

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

	For the Six Months Ended	For the Years Ended Dec 31
In millions, except ratios (Unaudited)	Jun 30, 2018	2017	2016	2015	2014	2013
Income from continuing operations before income taxes	$3,910	$1,193	$4,413	$9,930	$5,265	$6,804
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(507)	(764)	(442)	(674)	(835)	(1,034)
Distributed income of earnings of nonconsolidated affiliates	714	900	685	816	961	905
Capitalized interest	(56)	(246)	(243)	(218)	(125)	(78)
Amortization of capitalized interest	55	95	83	78	83	91

Adjusted earnings	$4,116	$1,178	$4,496	$9,932	$5,349	$6,688

Fixed charges:
Interest expense and amortization of debt discount	$710	$1,082	$858	$946	$983	$1,101
Capitalized interest	56	246	243	218	125	78
Rental expense – interest component	141	213	161	167	134	122

Total fixed charges	$907	$1,541	$1,262	$1,331	$1,242	$1,301

Earnings available for the payment of fixed charges	$5,023	$2,719	$5,758	$11,263	$6,591	$7,989

Ratio of earnings to fixed charges	5.5	1.8	4.6	8.5	5.3	6.1

Earnings required for combined fixed charges and preferred stock dividends:[1]
Preferred stock dividends	$—	$—	$340	$340	$340	$340
Adjustment to pretax basis	—	—	183	183	183	183

Preferred stock dividends - pretax	$—	$—	$523	$523	$523	$523

Combined fixed charges and preferred stock dividend requirements	$907	$1,541	$1,785	$1,854	$1,765	$1,824

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	5.5	1.8	3.2	6.1	3.7	4.4

1.

On December 30, 2016 (“Conversion Date”), Dow’s Cumulative Convertible Perpetual Preferred Stock, Series A (“Preferred Stock”) was converted into shares of Dow’s common stock. From and after the Conversion Date, no shares of Preferred Stock are issued or outstanding and all rights of the holders of the Preferred Stock have terminated.